EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

The following table sets forth the ratio of earnings to fixed charges and preferred stock dividend requirements for the periods indicated:

Year Ended July 31, 1998	5 Months Ended December 31, 1998	Years Ended December 31,
		1999	2000	2001	2002

2.2	1.9	1.8	1.5	1.4	1.0

For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding preferred stock dividends) to income from continuing operations.  Fixed charges consist of interest costs, whether expensed or capitalized, preferred stock dividend requirements, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

CALCULATION OF COMBINED RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDEND REQUIREMENTS

(DOLLAR AMOUNTS IN THOUSANDS)

	Years Ended December 31,				5 Months Ended December 31, 1998	Year Ended July 31, 1998
	2002	2001	2000	1999
EARNINGS:
Pretax income from continuing operations before adjustment for minority interests in income of consolidated partnership or equity in income of unconsolidated ventures	$19,352	$67,179	$78,111	$105,320	$37,415	$52,452
Interest expense (including amortization of debt discount and issuing costs)	93,002	85,950	88,788	77,928	25,624	33,769
Distributions from equity investee	3,761	325	—	—	—	—
Interest component of rental expense	428	426	330	341	145	348
Total	$116,543	$153,880	$167,229	$183,589	$63,184	$86,569

FIXED CHARGES:
Interest expense (including amortization of debt discount and issuing costs)	$93,002	$85,950	$88,788	$77,928	$25,624	$33,769
Capitalized interest	3,733	1,005	436	126	159	12
Interest component of rental expense	428	426	330	341	145	348
Total	$97,163	$87,381	$89,554	$78,395	$25,928	$34,129

PREFERRED DIVIDEND REQUIREMENTS	$21,023	$22,639	$22,635	$22,777	$6,914	$5,850

TOTAL FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS	$118,186	$110,020	$112,189	$101,172	$32,842	$39,979

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	1.0	1.4	1.5	1.8	1.9	2.2